UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 10, 2020

(Date of Report (Date of earliest event reported))

RAD DIVERSIFIED REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland

(State or other jurisdiction of incorporation)

4115 West Spruce Street STE. 205

Tampa, Florida 33607

 (Address of principal executive offices)

855-909-9294

(Registrant's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on Form 1-A dated October 24, 2019, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 7.  Departure of Certain Officers

Resignation of CFO, Amy Vaughn

On April 9, 2020, the Company received a formal resignation from its CFO, Amy Vaughn.  Amy Vaughn will no longer serve as the chief financial officer ("CFO") for RAD Diversified REIT, Inc. Since an informal notice received on February 27, 2020, Brandon Mendenhall has been serving as interim CFO. A replacement has not yet been identified.  Amy Vaughn continues to serve on the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2019

RAD Diversified REIT, Inc.

By: ___________________________________

    Brandon Mendenhall, its CEO